July 8, 2011

Via EDGAR

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:          TechPrecision Corporation
Schedule TO-I
Filed June 29, 2011
File No. 005-81009

Dear Mr. Panos:

We are writing to respond to the comment letter dated July 5, 2011 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Schedule TO-I filed with the Commission on June 29, 2011 (“Schedule TO-I”).  We appreciate the purpose of the review process and seek in our response to meet the objectives of complying with all applicable disclosure requirements and enhancing the overall disclosures in our filings.  To assist in your review, we have typed the text of the Staff’s comments in advance of each of our responses below.  As requested in the Letter, we have attached as Exhibit A an acknowledgement of the issuer, executed by Richard Fitzgerald, our Chief Financial Officer.

Schedule TO-I

Exhibit (a)(1)(i) – Offer to Amend

General

1.
The initial expiration date of the offer has been stated in error in numerous locations, as has the length of the initial offering period.  To the extent the offer has been correctly schedule to expire on July 28, 2011, please revise to indicate the day of expiration is a Thursday and not a Friday.  In addition, the offer appears to have commenced on June 29.  If the offer commenced on June 29 and expires on July 28, the offer period will extend beyond 20 full business days.  Please make corresponding revisions throughout the offer document to the extent necessary.

Response:    The Offer to Amend and Election Form have been revised to indicate that the initial offering period expires on a Thursday and that it is for more than 20 business days.

Potential Risks and Disadvantages of the Offer, page 7

2.	Revise to expressly state the consequences to the option holders if the “Incentive Stock Option Status” is lost. Refer to Item 11 of Schedule TO and corresponding Item 1011(b) of Regulation M-A.

Response:  The Potential Risks and Disadvantages of the Offer section of the Offer to Amend has been revised to state the consequences to option holders if the incentive stock option status is lost.

3.	Revise to briefly summarize the risks to any security holder of not participating in the offer and thereby maintaining the staus quo with respect to existing options.
.

Response: The Potential Risks and Disadvantages of the Offer section of the Offer to Amend has been revised to indicate the risk of not participating in the offer.

Procedures for Accepting Offer, page 7

4.
We noticed the assertion that determinations made by the issuer regarding the validity of tenders will be final and binding.  Revise to indicate that option holders may challenge the issuer’s determination in a court of competent jurisdiction.

Response:  The Procedures for Accepting the Offer section of the Offer to Amend has been revised to indicate that the issuer’s determination with regard to the validity of tenders may be challenged in a court of competent jurisdiction.

Withdrawal Rights, page 8

5.	Please revise to state the existence of withdrawal rights that option holders have available pursuant to Rule 13e-4(f)(2)(ii).

Response:  The Withdrawal Rights section of the Offer to Amend has been revised to include the withdrawal rights available pursuant to Rule 13e-4(f)(2)(ii)

Conditions of the Offer, page 8

6.
We note the representation that issuer may assert the conditions regardless of circumstances, including any action or inaction by the issuer giving rise to such condition.  All offer conditions must be reasonably specified and outside the control of the issuer.  Please revise.

Response:  The Conditions of the Offer section of the Offer to Amend and the offer itself has been revised such that only those conditions outside the control of the issuer are applicable to the offer.

7.
We note the representation that the determination of whether a condition has been satisfied will be within the “sole judgment” of the Board, and that one of these conditions relates to the Board’s discretion to conclude that the offer is not in the best interests of the issuer.  All offer conditions must be reasonably specified and outside the control of the issuer.  Please revise..

Response: The Conditions of the Offer section of the Offer to Amend and the offer itself has been revised to remove conditions which are at the discretion of the issuer’s board and such that only those conditions outside the control of the issuer are applicable to the offer.

Extension of the Offer; Termination; Amendments, page 10

8.
The disclosure in this section indicates the issuer reserves the right to terminate the offer “in its sole discretion” prior to the date of termination.  Please revise to remove the implication that the offer may be terminated at any time and for any reason and regardless of whether any offer conditions have been triggered..

Response:  The Extension of the Offer; Termination; Amendments section of the Offer to Amend has been revised to indicate that the offer may only be terminated upon the occurrence of a condition set forth in Section 8, which conditions are beyond the control of the issuer.

Miscellaneous, page 10

9.
The disclosure implies that the offer is not being made to, and tenders will not be accepted from, certain option holders who reside in a jurisdiction where the issuer cannot comply with that jurisdiction’s applicable law.  The all-holders provision in Rule 13e-4(f)(8)(i) requires that the tender offer be open to all target security holders, including persons located in foreign jurisdictions.  While the issuer is not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible.  See Section II.G.1 of Release No. 34-58597.  To the extent that the issuer intended to limit the offer solely in reliance on Rule 13e-4(f)(9)(ii), please clarify that point in any response letter, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

Response:  The issuer intends to make the offer to all option holders.  As such the Offer to Amend has been revised to remove Section 15, Miscellaneous.

Concurrent with the submission of this letter, we have filed a revised Schedule TO-I reflecting the revisions discussed above. We appreciate any assistance and all cooperation, and look forward to hearing from you.  Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (484-693-1702; Fitzgeraldr@techprecision.com) or our outside counsel, Scott Jones, of Pepper Hamilton LLP (610-640-7830; jonessr@pepperlaw.com).

Sincerely,

/s/ Richard Fitzgerald
Richard Fitzgerald
Chief Financial Officer

Copies:  William Scari, Pepper Hamilton LLP
Scott Jones, Pepper Hamilton LLP

Exhibit A

July 8, 2011

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:          TechPrecision Corporation
Schedule TO-I
Filed June 29, 2011
File No. 005-81009

Dear Mr. Panos:

My name is Richard Fitzgerald and I am the Chief Financial Officer of TechPrecision Corporation, a Delaware corporation (the “Company”), and in such capacity an authorized representative of the Company.

As requested on page 3 of comment letter dated July 5, 2011 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Schedule TO-I filed with the Commission on June 29, 2011 (“Schedule TO-I”), on behalf of the Company, I hereby acknowledge to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Schedule TO-I; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

.  Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (484-693-1702; Fitzgeraldr@techprecision.com) or our outside counsel, Scott Jones, of Pepper Hamilton LLP (610-640-7830; jonessr@pepperlaw.com).

Sincerely,

/s/ Richard Fitzgerald
Richard Fitzgerald
Chief Financial Officer